MANCHESTER UNITED PLC

Old Trafford

Manchester M16 0RA

United Kingdom

VIA EDGAR

September 24, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Rebekah Reed

Re:	Manchester United plc
Registration Statement on Form F-3
File No. 333-282120

Dear Ms. Reed:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Manchester United plc (the “Company”) hereby requests acceleration of the effective date of its registration statement on Form F-3 (File No. 333-282120) (as amended, the “Registration Statement”), to 4:00 p.m. Eastern Time on September 26, 2024, or as soon thereafter as practicable.

Please contact Benjamin Cohen of Latham & Watkins LLP, special U.S. counsel to the Company, at (212) 906-1623 or Benjamin.Cohen@lw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

MANCHESTER UNITED plc

By:	/s/ Joel Glazer
Name:	Joel Glazer
Title:	Executive Co-Chairman

cc:	Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP
Benjamin Cohen, Esq., Latham & Watkins LLP